CORPORATE SERVICES AGREEMENT

         THIS AGREEMENT (this "Agreement") is made and entered into as of _______________, 1996, by and between MANOR CARE, INC., a Delaware corporation ("Manor"), and CHOICE HOTELS HOLDINGS, INC. (to be renamed Choice Hotels International, Inc.), a Delaware corporation ("Choice").

                                    RECITALS

         WHEREAS, pursuant to a Distribution Agreement (the "Distribution Agreement") dated as of ____________, 1996, Choice and Manor agreed to enter into a corporate services agreement with the terms and conditions set forth herein;

         WHEREAS, Manor shall retain the personnel and systems formerly utilized in the administration of the services described herein; and

         WHEREAS, Choice desires to retain Manor as described herein, and Manor desires to render such assistance on an equitable, arms length basis for a fee.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Choice and Manor agree as follows:

          1. Definitions. As used in this Agreement, the following capitalized terms shall have the meanings indicated unless the context requires otherwise:

          "Accounting Period" shall be a one month period.

          "Accounting Systems Support" shall mean data preparation and other related accounting procedures required to perform the Functions in a timely manner, consistent with current policies and procedures, and in accordance with generally accepted accounting principles.

          "Accounts Payable Services" shall have the meaning described in Exhibit A.

          "Additional Consulting Services" shall mean the additional services related to the Functions, or any other services which Manor may provide Choice from time to time (on a transitional basis and only where such services shall not unreasonably interfere with Manor's business operations and will not cause Manor to incur additional expense without reasonable compensation therefor).

          "Ancillary Agreements" shall have the meaning described in the Distribution Agreement.

          "Construction Accounting Services" shall have the meaning described on Exhibit A.

          "Consulting Services" shall have the meaning described in Exhibit C.

          "Conversion Services" shall mean the initial conversion of Choice's business data from Manor to Choice and archiving Choice's business accounting records for certain periods prior to the Distribution Date to the extent not already performed prior to the execution of the Distribution Agreement.

          "Corporate Accounting Support" shall have the meaning described on Exhibit A.

          "Corporate Services" shall mean Conversion Services; Support Services; Facilities Services, the Functions, the Consulting Services and the Additional Consulting Services.

          "Distribution" means the distribution to the holders of Manor Care Common Stock all the outstanding shares of Choice Common Stock.

          "Distribution Date" means the date determined by the Board of Directors of Manor as the date on which the Distribution shall be effected.

          "Facilities Services" shall mean the Silver Spring Computer Services, Telecommunication Services, Travel Management Services, the Model Room Services, and certain other services listed on Exhibit A.

          "Functions" shall mean Payroll Services, Accounts Payable Services, Corporate Accounting Systems Support, Property Accounting Services and Construction Accounting Services for Choice's Lodging Business as listed on Exhibit A.

          "Lodging Business" shall mean any business or operation of Choice or the Lodging Subsidiaries (as defined in the Distribution Agreement) which is, pursuant to the Distribution Agreement, to be conducted, following the Distribution, by Choice.

          "Model Room Services" shall mean the provision of the model rooms, the model food count, provision of storage areas and the maintenance of the building in which such services are conducted at the Silver Spring location, which shall consist of obtaining space for such model rooms and the cost of normal building operating costs, but which does not include costs of maintaining personal property of Choice used in connection with such model rooms, nor the cost of constructing, maintaining or reconfiguring such model rooms. "Payroll Services" shall have the meaning described on Exhibit A.

          "Prime Rate" shall be the rate identified from time to time in the New York edition of the Wall Street Journal as being the Prime Rate of interest; should such rate be shown as a spread of rates, then the highest such rate shall be utilized.

          "Property Accounting Services" shall have the meaning described on Exhibit A.

          "Support Services" shall mean the support services needed to perform the Functions and Facilities Services, including but not limited to Accounting Systems Support and Systems Support.

          "Systems Support" shall mean the computer hardware, computer software, and telecommunications, including data transmission, data distribution, report generation, and data entry capabilities needed to process Choice's information for each Function and Facilities Service.

          "Travel Management Services" shall have the meaning described on Exhibit D.

          Any capitalized terms defined in the Distribution Agreement and used herein shall have the meanings ascribed to them in the Distribution Agreement unless otherwise defined herein.

          2. Services. Upon the request of Choice, Manor shall provide the Corporate Services provided herein:

         (a) Manor shall provide Choice with Support Services for the Functions and Facilities Services in substantially the same manner as such services are being provided to the Lodging Business on the Distribution Date. Manor reserves the right to change the manner in which it provides Accounting Support and Systems Support related to the Functions and Facilities Services described herein, provided such change is consistent with changes made for Manor's own business units and provided Manor give Choice notice of such change (the same notice Manor will provide its own businesses).

         (b) Manor shall also provide Choice with Conversion Services at the cost of Manor to provide such Services.

         (c) Choice may request that Manor provide Consulting Services and Additional Consulting Services from time to time. Consulting Services shall be provided on the terms and conditions specified on Exhibit C. The parties will agree, at the time such services are requested, upon the scope and final pricing for any Additional Consulting Services.

         Whenever the parties deem necessary, Manor will draft an arrangement letter outlining the scope of Additional Consulting Services, deliverables, cost, and schedule for Choice's acceptance.

         (d) Manor agrees to provide such services only if it reasonably believes the service will not interfere with the conduct of the business of Manor or pose an unreasonable burden.

          3. Term. The term of this Agreement shall commence on the Distribution Date and shall remain in effect through the end of the first full Fiscal Year immediately following the Distribution Date. Unless terminated pursuant to the terms hereof, the Agreement shall automatically renew each Fiscal Year thereafter for the extended term of said Fiscal Year and shall not extend past the last day of the thirtieth (30th) month following the Distribution; provided, however, that Choice may terminate this agreement or any services provided hereunder (other than the Consulting Services) at any time for any reason or no reason upon sixty (60) days' prior written notice to Manor. This Agreement may also be terminated in the event of a default (past the expiration of any applicable cure period provided herein) in accordance with the provisions of this Agreement.

          4. Database Access. Choice will regularly enter all required information into the appropriate computer systems to enable Manor to provide the Corporate Services contracted for hereunder. Manor will provide access to these computer systems to enable Choice to maintain its employee, vendor, property and general ledger databases. Choice will provide access to information and employees necessary for Manor to provide such Corporate Services.

          5. Price and Payment. Choice shall pay Manor for services requested and rendered hereunder as follows:

         (a) The charging mechanisms for rates or charges for each service shall include (i) activity-based charges where the per unit price will be multiplied by the variable number of units (for example, the number of employees times the employee charge will determine the per Accounting Period charge); (ii) fixed fee based charges, meaning a fixed amount per Accounting Period for Manor to perform the service; (iii) usage based charges for which Choice will pay according to actual use of the service; (iv) time and materials charges; or (v) a variation or a combination of any of the foregoing methods as agreed to by the parties. Charging mechanisms for each Corporate Service are identified on Exhibit B except with respect to Consulting Services which shall be paid for in accordance with Exhibit C. If at any time during the term of the Agreement, Choice moves its office location from 10750 Columbia Pike, Silver Spring, Maryland, both the availability of certain services and their associated rates may be subject to change.

         (b) Except as provided in any Ancillary Agreement, Choice shall pay any and all additional costs and expenses which Manor may incur for the express purpose of providing services to Choice.

         (c) Choice shall pay Manor on a time and materials basis for all costs incurred by Manor in converting Choice business information and records from Manor's services systems to either a third party provider or to Choice.

         (d) Payment for all services hereunder (other than Consulting Services) shall be made by Choice to Manor within thirty (30) days of receipt of invoice for payment (with appropriate supporting documentation for any out-of-pocket expenses). Choice shall pay fixed charges in advance on the first business day of the applicable Accounting Period. Any payments not made by Choice to Manor when due shall bear interest, computed daily, from the date due to the date of payment based on the annual percentage rate equal to the Prime Rate, as same may vary from time to time, plus two (2) percentage points.

          6. Duty of Care.

         (a) Manor's Obligations. All services provided hereunder shall be administered in accordance with Manor's standard policies, procedures and practices in effect as of the date hereof and as may be changed, and as more particularly described below, or as otherwise specified in accordance with the terms thereof. In so doing, Manor shall follow commonly accepted standards of care in the industry and exercise the same care and skill as it exercises in performing like services for itself.

         (b) Choice's Obligations. Choice shall adopt reasonable measures to limit its exposure with respect to any potential losses and damages, including, but not limited to, periodic examination and confirmation of results, provision for identification and correction of errors and omissions, preparation and storage of backup data, replacement of lost or mutilated documents, and reconstruction of data.

          7. Liaison. Choice and Manor shall each appoint two managerial level individuals (hereinafter "Representatives") to facilitate communications and performance under this Agreement. Each party may treat an act of a Representative of the other party as being authorized by such other party without inquiring behind such act or ascertaining whether such Representative had authority to so act. The initial Representatives are named on Exhibit E. Each party shall have the right at any time and from time to time to replace either or both of its Representatives by giving notice in writing to the other party setting forth the name of (i) each Representative to be replaced and (ii) the replacement, and certifying that the replacement Representative is authorized to act for the party giving the notice in all matters relating to this Agreement.

          8. Confidentiality.

         (a) Manor and Choice agree that all information regarding the Corporate Services provided hereunder, including, but not limited to, price, methods of operation, and software, shall be maintained in confidence and not be released to any third party for any reason whatsoever, excluding such parties' counsel, agents, auditors or lenders. However, one party may release this Agreement or such information to a third party upon the prior approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed), upon court order, or as required by any rules, regulations or laws. All confidential and proprietary information which either party has obtained from the other shall be returned upon the expiration or earlier termination of this Agreement. The provisions of this paragraph shall survive expiration or earlier termination of this Agreement.

         (b) Any Choice information or other information provided by Choice to Manor for use with the Corporate Services provided hereunder and identified in writing as confidential shall remain the exclusive and confidential property of Choice. Specifically, Choice's employee database and payroll information shall be deemed confidential. Manor shall treat such information as confidential and will not disclose or otherwise make available any Choice information to any person other than employees, consultants, or auditors of Manor with a need-to-know or except as required by law or court order. Manor will instruct its employees who have access to the Manor information to keep the same confidential by using the same care and discretion that Manor uses with respect to its own confidential property and trade secret.

         (c) Manor will provide reasonable security provisions to insure that third parties do not have access to Choice information. Manor reserves the right to issue and change regulations and procedures from time to time to improve file security.

         (d) Manor will take reasonable precautions to prevent the loss or alteration of Choice information. Choice will, to the extent it deems necessary, keep copies of all source documents delivered to Manor and will maintain a procedure external to Manor's systems for the reconstruction of lost or altered Choice data.

         (e) Manor will, to the extent applicable, retain Choice's information in accordance with and to the extent provided by Manor's then prevailing records retention policies for similar activities. Manor will, in conformity with its then prevailing records retention policies, dispose of all Choice information in any manner deemed appropriate by Manor unless Choice, prior to such disposal, furnishes to Manor written instructions for the disposition of such Choice information, at Choice's expense. At Choice's request Manor will provide Choice, in a standard Manor format and at Manor's then standard rates for such format, any and all Choice information requested by Choice.

         (f) Manor's systems used to perform the Corporate Services provided hereunder, including but not limited to the payroll system, are confidential and proprietary to Manor or third parties. Choice shall treat these systems and all related procedures as confidential and proprietary to Manor or its third party vendors. Choice agrees that all software systems, procedures, and related materials provided to Choice are for Choice's internal use exclusively and only as related to the Corporate Services or any of the underlying systems used to provide Corporate Services hereunder. Choice may not sell, transfer, assign, or otherwise use the Corporate Services provided hereunder, in whole or in part, for the benefit of any other party. Choice shall not copy, modify, reverse engineer, or in any way alter these systems without Manor's express written consent. Title to all software systems used in performing the Corporate Services provided hereunder shall remain in Manor or its third party vendors.

          9. Warranties and Limitations of Liability.

         (a) MANOR DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE CORPORATE SERVICES PROVIDED HEREUNDER. Manor will use reasonable efforts to perform the Corporate Services provided hereunder in a professional and workmanlike manner but the results of the Corporate Services are furnished "as is."

         (b) Manor's sole liability to Choice or any third party for claims, notwithstanding the form of such claims (e.g. contract, negligence or otherwise), arising out of errors or omissions in the Corporate Services provided or to be provided by Manor hereunder which are caused solely by Manor shall be to furnish correct information, payment, and/or adjustment in the Corporate Services provided hereunder provided that Choice promptly advises Manor thereof.

         (c) Manor's sole liability to Choice or any third party for claims, notwithstanding the form of such claims (e. g. contract, negligence or otherwise), arising out of the unavailability of the Corporate Services provided hereunder or the interruption in or delay in performing the Corporate Services provided hereunder for any reason beyond Manor's reasonable control shall be to use all reasonable efforts to make such services available, and/or to resume performing the Corporate Services, as promptly as reasonably practicable. Manor will maintain the same back-up procedures for Choice's information that Manor has for its own information.

         (d) MANOR SHALL NOT BE LIABLE FOR ANY ERRORS, OMISSIONS, DELAYS, OR LOSSES UNLESS CAUSED SOLELY BY ITS CRIMINAL CONDUCT, FRAUD, BAD FAITH OR GROSS NEGLIGENCE. CHOICE AGREES THAT IN NO EVENT WILL MANOR BE LIABLE FOR INCIDENTAL, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES. CHOICE FURTHER AGREES THAT IN NO EVENT WILL THE TOTAL AGGREGATE LIABILITY OF MANOR FOR ANY AND ALL CLAIMS, LOSSES, OR DAMAGES ARISING UNDER THIS AGREEMENT AND FOR THE CORPORATE SERVICES PERFORMED HEREUNDER EXCEED THE VALUE OF CHOICE'S PAYMENT FOR SAID SPECIFIC CORPORATE SERVICE IN DISPUTE OVER ONE FOUR-WEEK ACCOUNTING PERIOD'S TIME.

         (e) The forgoing provisions of this Section 9 set forth the full extent of Manor's liability hereunder (monetary or otherwise) for any claim or action, regardless of the form in which any such claim or action may be asserted against Manor (e.g. contract, negligence or otherwise).

          10. Default. If either party materially defaults hereunder, the non-defaulting party may terminate this Agreement effective immediately (subject to the cure periods set forth herein below) upon written notice to the defaulting party. The non-defaulting party shall be entitled to all remedies provided by law or equity (including reasonable attorneys' fees and costs of suit incurred). The following events shall be deemed to be material defaults hereunder:

         (a) Failure by either party to make any payment required to be made to the other hereunder, which failure is not remedied within five (5) days after receipt of written notice thereof; or

         (b) Except as otherwise provided herein, failure by either party substantially to perform in accordance with the terms and conditions of this Agreement, which failure is not remedied within thirty (30) days after receipt of written notice from the other party specifying the nature of such default; or

         (c) (i) Filing of a voluntary bankruptcy petition by either party; (ii) filing of an involuntary bankruptcy petition against either party which is not withdrawn within sixty (60) days after filing; (iii) assignment for the benefit of creditors made by either party; or (iv) appointment of a receiver for either party.

          11. Modification of Procedures. Manor may make changes from time to time in its Functions and Facilities Services, standards and procedures for performing the Corporate Services provided hereunder, but Manor will not implement any substantial changes, unless required by law affecting Choice until it has furnished Choice notice (the same notice Manor will provide its own businesses) thereof and a reasonable opportunity to adapt its operations to accommodate such changes or to reject the change. Choice's decision whether or not to accept the proposed change must be made on or before the date Manor makes its decision. Otherwise, the default would be Choice's acceptance. Choice agrees to pay any charges (a) resulting from Manor's need to maintain different versions of the same systems, procedures, technologies, or services and (b) resulting from requirements of third party vendors.

          12. Laws and Governmental Regulations. Choice shall be responsible for
(a) compliance with all laws and governmental regulations affecting its business and (b) any use it may make of the Corporate Services to assist it in complying with such laws and governmental regulations. While Manor shall not have any responsibility for Choice's compliance with the laws and regulations referred to above, Manor agrees to use reasonable efforts to cause the Corporate Services to be designed in such manner that they will be able to assist Choice in complying with its applicable legal and regulatory responsibilities as related to the Corporate Services. For example, Manor's normal procedure is to monitor and keep current all federal, state, and local withholding information for its own payroll processing. Manor will implement these normal procedures for Choice's benefit. In no event, however, shall Choice rely solely on its use of the Corporate Services in complying with any laws and governmental regulations.

          13. Indemnification.

         (a) Choice. Choice shall indemnify, defend and hold harmless Manor and its directors, officers and employees from Losses (as defined below), other than Losses directly and proximately caused solely by Manor's criminal conduct, fraud, bad faith, or gross negligence. The term "Losses" shall include costs of any claim, lawsuit, settlement, judgment, penalty, or reasonable attorneys' fees.

         (b) Manor. Manor shall indemnify, defend and hold harmless Choice and its directors, officers and employees from Losses directly and proximately caused solely by Manor's criminal conduct, fraud, bad faith, or gross negligence, unless the actions (or inaction) causing the Losses were taken (or not taken) at the specific direction of Choice, its subsidiaries, employees, or agents.

          14. Force Majeure. Manor and Choice shall incur no liability to each other due to a failure to perform under the terms and conditions of this Agreement resulting from fire, flood, war, strike, lock-out work stoppage or slow-down, labor disturbances, power failure, major equipment breakdowns, construction delays, accident, riots, acts of God, acts of United States' enemies, laws, orders or at the insistence or result of any governmental authority or any other event beyond each other's reasonable control. In addition, Manor shall not be liable or deemed to be in default for any delay or failure to perform hereunder resulting, directly or indirectly, from any cause beyond Manor's reasonable control, including limitations upon the availability of communications facilities or failures of other communications equipment or failure of Choice to prepare data properly for input into the Corporate Systems.

          15. Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the parties or any third party as creating the relationship of principal and agent, partnership or joint venture between the parties, it being understood and agreed that no provision contained herein, and no act of the parties, shall be deemed to create any relationship between the parties other than the relationship of buyer and seller.

          16. Assignment. Neither party shall, without the prior written consent of the other, assign any rights or delegate any obligations under this Agreement, such consent not to be unreasonably withheld, conditioned or delayed.

          17. Headings. The headings used in this Agreement are inserted only for the purpose of convenience and reference, and in no way define or limit the scope or intent of any provision or part hereof.

          18. Severability of Provisions: Neither Manor nor Choice intend to violate statutory or common law by executing this Agreement. If any section, sentence, paragraph, clause or combination of provisions in this Agreement is in violation of any law, such sections, sentences, paragraphs, clauses or combinations shall be inoperative and the remainder of this Agreement shall remain in full force and effect and shall be binding upon the parties.

          19. Parties Bound. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing herein, expressed or implied, shall be construed to give any other person any legal or equitable rights hereunder.

          20. Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand or shall be deemed to have been properly made and given one (1) business day after being deposited with a reputable overnight courier service such as Federal Express, Airborne Express or UPS Next Day Air for next business day delivery or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and shall be deemed given on the date on which such notice is received:

         To Choice:

                  Choice Hotels Holdings, Inc.
                  10750 Columbia Pike

                  Silver Spring, MD 20901
                      Attention:  General Counsel

         To Manor:

                  Manor Care, Inc.
                  11555 Darnestown Road
                  Gaithersburg, MD 20878-3200
                      Attention: General Counsel

          21. Further Action. Manor and Choice each shall cooperate in good faith and take such steps and execute such papers as may be reasonably requested by the other party to implement the terms and provisions of this Agreement.

          22. Waiver. Manor and Choice each agree that the waiver of any default under any term or condition of this Agreement shall not constitute any waiver of any subsequent default or rights herein or nullify the effectiveness of that term or condition.

          23. Governing Law. All controversies and disputes arising out of or under this Agreement shall be determined pursuant to the laws of the State of Maryland, United States of America, regardless of the laws that might be applied under applicable principles of conflicts of laws.

          24. Consent to Jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of (a) the Courts of the State of Maryland in Montgomery County, and (b) the United States District Court for the State of Maryland for the purposes of any suit, action or other proceeding arising out of this Agreement.

          25. Entire Agreement; Amendment. This Agreement and the Distribution Agreement constitute the entire understanding between the parties hereto and supersedes all prior written or oral communications, relating to the subject matter covered in this Agreement. This Agreement shall not be amended except by a writing executed by the parties hereto.

          26. Commercially Reasonable Terms and Conditions. The terms and provisions of this Agreement are intended to reflect commercially reasonable terms and conditions (including, but not limited to, pricing) that are at least as favorable and as competitive to Choice as the terms and conditions Manor would grant or require of third parties for substantially similar goods and services.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                         CHOICE HOTELS HOLDINGS, INC., a
                                 Delaware corporation



                                 By:/s/James A. MacCutcheon
                                    Name:James A. MacCutcheon
                                    Title:Executive Vice President &
                                          Chief Financial Officer &
                                          Treasurer


                                 MANOR CARE, INC., a
                                 Delaware corporation



                                 By:/s/ James H. Rempe
                                    Name:James H. Rempe
                                    Title: Senior Vice President
                                           and Secretary

                                    EXHIBIT A



                                   [ATTACHED]

                                PAYROLL SERVICES


          Payroll Service. Beginning as of the Distribution Date, Manor shall provide Payroll Service to Choice. Manor, as part of providing Payroll Service, shall provide access to the Payroll System to enable Choice to maintain its employee database (e.g., basic employee information, insurance data, retirement plan deduction data, collective bargaining agreement data, etc.) The scope of Payroll Services includes:

         Issue

          o Paychecks with authorized signature facsimile and alternatively the capability of ACH direct deposit bank for employees who elect that option. Paycheck stub statements and direct deposit statements.

          o Payroll check registers and other management reports currently available on Manor's payroll system.

          o Issue year-end form W-2s to all employees. Produce W-2C (corrections) and reissue W-2s as necessary.

         Payment and accrual features

          o    Vacation and sick leave

          o    Car allowance payments and imputed income for company car usage

          o    Relocation data/through contract with Armslong

          o Employee payroll tax returns and deposits/through contract with Ceridian STS.

          o Standard systems interface capabilities which may be modified at Choice's expense and with Manor's consent. These interfaces include general ledger for accounting distribution, accounts payable for wage attachment disbursements, if appropriate on the new PeopleSoft system check reconciliation system interface, retirement savings, employee stock purchase plan, medical benefits administration, unemployment claims data, and ACH for direct bank deposits.

          SERVICES NOT INCLUDED IN THE BASELINE PAYROLL SERVICES CHARGE

          o Manor Payroll System for Choice's use; provided, however, that any such additional features and functions shall be deemed enhancements to the Payroll System and shall remain the property of Manor. Any requested enhancements are subject to Manor's consent. Such enhancements would be provided for under a separate consulting arrangement and would be paid for by Choice under the terms stipulated in a separate consulting agreement. If Manor subsequently uses substantially all of such enhancement for its own payroll processing, Manor will reimburse Choice for the cost of such enhancement.

          o Choice will develop any computer software necessary to electronically transmit Choice's employee timeclock information in batch form into Payroll System. Manor will review and approve any electronic transmission prior to being implemented.

          o Manor will accept paper submission of source documents until Manor provides on-line or batch transmission features to Choice.

          o    Other services which are billed directly to Choice, such as:

                  - United States Postal Service, UPS, and other courier services to deliver payroll envelopes and packages.

                  -  Computer operations costs related to Payroll System usage.

          o Any training or support requirements outside Manor Headquarters or any support for Choice acquisitions and divestitures are outside the scope of the fixed price. These services will be charged on a time and materials basis.

                            ACCOUNTS PAYABLE SERVICES


Accounts Payable Service.  The scope of Accounts Payable Services includes:

          o Choice will submit paper source documents in accordance with the established Company policies and Manor will process them on a timely basis.

          o Manor will establish new vendors on the Vendor Master File and change basic vendor information such as remittance address and payment terms.

          o Accounts payable check stubs and other forms of remittance advice, and accounts payable checks with authorized signature facsimile.

          o A variety of management control and information reports in conventional paper format using laser and impact printing technologies, such as:

          1.   AP070 - weekly check register

          2. AP055 - excess memo report weekly report which lists all vendors with credit balances by company and vendor number currently in the A/P system.

          3. AP090 - schedule of bills - this weekly report is designed to list invoices paid or invoices to be paid in vendor alphabetical order (approximately 60 days of history).

          4. AP810A - vendor list - lists all active lodging vendors by facility number.

          5.   AP810B - vendor list for facility 706 only.

          6.   AP810C - vendor list for facilities 700 - 799


          7. AP211 - executive committee large check report - this report lists all payments greater than $5,000.00.

          8. AP004 - daily vendor maintenance edit validation - records all vendor additions, changes and deletions to a vendor's name, address or tax ID number.

          9. AP130 - purged vendor listing - lists all temporary vendors purged from the vendor file (90 days from entry date).

          10. AP120 - duplicate report - highlights through several variations, all possible duplicate payments.

          11. APM010 - manual check register - this is a list of all hand checks on a given day.

          12. AP301 - keypunch report - tabulates the number of invoices and journal entries keyed during a day's time for each key punch operator.

          13. AP302 - processor operators list - tabulates the total of invoices processed daily per A/P processor.

          14. AAPV0 - void register - lists total of void/stop payment batches keyed.

          15.  APM030 - manual checks to be printed.

          16. AP400 - daily report which shows deletions and changes of payable invoices.

          17.  APBC03 - batch status

          18.  AAPTRAIL - AAP dupe vendor maintenance

          19.  GL001 - online G/L entry

          20.  GL002 - worksheet log

          21.  GL003 - deletions on G/L

          22. GL2000 - transaction log - lists all transactions daily, to be posted to the General Ledger.


          o Standard system interface capabilities that may be modified at Choice's expense and with Manor's consent. These include general ledger for accounting distribution, drafts for check reconciliation, and fixed assets.


      SERVICES NOT INCLUDED IN THE BASELINE ACCOUNTS PAYABLE SERVICE CHARGE

          o Manor Accounts Payable System features solely for Choice's use; provided, however, that any such additional features and functions shall be deemed enhancement to the Accounts Payable System and shall remain the property of Manor. Such enhancements would be provided for under a separate consulting arrangement and would be paid for by Choice under the terms stipulated in a separate consulting arrangement. If Manor subsequently uses substantially all of such enhancement for its own accounts payable processing Manor will reimburse Choice for the cost of such enhancement.

          o Choice will develop any computer software necessary to electronically transmit invoice information from other Choice feeder systems into the Accounts Payable System for subsequent processing and payment.

          o    Other services which are billed directly to Choice, such as:

          - United States Postal Service, UPS, and other courier services to deliver accounts payable envelopes and packages from the Silver Spring Computer Center.

          o Any training or support requirements outside Manor Headquarters or any support for Choice acquisitions and divestitures are outside the scope of the fixed price. These services will be charged on a time and materials basis.

                          PROPERTY ACCOUNTING SERVICES

          Property Accounting Services. Beginning as of the Distribution Date, Manor shall provide Property Accounting Services to Choice. These Property Accounting Services shall encompass functions to ensure system and accounting control over fixed assets belonging to Choice as may be agreed upon by the parties on a time and materials basis.

                        CONSTRUCTION ACCOUNTING SERVICES

          Construction Accounting Services. Beginning as of the Distribution Date, Manor shall provide Construction Accounting Services to Choice. These Construction Accounting Services shall encompass functions to ensure system and accounting control over acquisition improvement construction projects and new building construction/development projects belonging to Choice as may be agreed upon by the parties on a time and materials basis.

                               FACILITIES SERVICES

          Facilities Services. Beginning as of the Distribution Date, Manor shall provide Computer Services and Telecommunication Services to Choice.

          Telecommunication Services shall encompass the following services:

          1) Telephone and voicemail help desk support.

          2) Moving, adding or changing telephones and/or programming voicemail parameters for Choice employees.

          3) Providing local and long-distance dial-tone.

          4) Providing access and services of the corporate PBX switch.

          Computer Services shall encompass payroll, accounts payable and corporate accounting services. These services are further defined above in this exhibit.

                          CORPORATE ACCOUNTING SUPPORT

         Beginning as of the Distribution Date, Manor shall provide certain Corporate Accounting Support to Choice. This support shall encompass functions associated with monthly and year-end closing and financial reporting processes as may be agreed upon by the parties on a time and material basis. Such functions shall include, but not necessarily be limited to:

          Maintenance of general ledger chart of accounts and company profile information

          Consolidation of Choice financial information

          Monthly financial reporting

          Reconciliation of bank accounts

          Preparation and reconciliation of debt report

          Maintenance (including microfiche) of journal entries and other financial records

          Assistance with year end closing

          Review of various financial reports Preparation of certain journal entries and allocations

Any change required by Choice to the accounting software shall be determined on a time and materials basis.

                                    EXHIBIT B

                                   [ATTACHED]

                           CORPORATE SERVICES CHARGES
                                  Attachment B


------------------------------------------------ ---------------------------

        SERVICE                                    CHARGE BASIS
------------------------------------------------ ----------------------------
------------------------------------------------ ----------------------------

Payroll                                          Activity Based Charges

Accounts Payable                                 Activity Based Charges

Property Accounting                              Activity Based Charged

Construction Accounting                          Activity Based Charges

Corporate Accounting Support                     Time and Materials

Computer Services                                Activity Based Charges

Telecommunications Services                      Activity Based Charges

Model                                            Room Services Fixed
                                                 Fee Based Charge of
                                                 $100,000 per year,
                                                 payable in equal
                                                 monthly installments
                                                 of $8,333.33 each.

                                                 Additional Consulting Services
Additional Consulting Services                   Hourly Billing Rates

----------------------------------------------   ------------------------------

                                    EXHIBIT C

                               CONSULTING SERVICES


          A. Services to be Rendered. From and after the Distribution Date, Manor shall provide the following consulting and advisory services to Choice;

          (a) review and evaluate current operations and performance of Choice with reference to period, quarterly and annual operating, capital expenditure and other financial statements and reports,

          (b) inspect and evaluate Choice operating facilities,

          (c) review and evaluate Choice's organizational and personnel structure,

          (d) review and evaluate staffing needs and advise on performance of key Choice operating executives,

          (e) evaluate and review the compensation and benefit structure under which Choice employees are compensated,

          (f) review and evaluate Choice's proposed annual operating budget, capital expenditures budget and business strategic review,

          (g) review and evaluate new business opportunities (including renewals and extensions of existing contracts) for Choice , including proposed acquisitions or any capital expenditures or equity investments related

          (h) review and evaluate Choice's marketing programs and assist in their implementation, and

          (i) review and evaluate Choice's accounting controls and systems.

          Manor shall, upon the request of Choice, review and evaluate any other of the operating systems, procedures, or structures of Choice as both Manor and Choice mutually agree. In order to provide the foregoing services, Manor shall make available to Choice the services of the Senior Vice President, Chief Financial Officer and Treasurer; Vice President, Finance and Assistant Treasurer; and other management personnel as appropriate.

          A policy of full cooperation shall prevail between the parties and their authorized representatives with respect to all matters relating to Consulting Services provided. Each party agrees in good faith to cooperate with the other party and keep each other (through the representatives) regularly and reasonably informed of the information, preparation and review of the matters upon which Choice desires Manor's consultation and advice.

          Timing. Any consulting services provided by Manor hereunder shall be rendered as promptly as practicable taking into account the particular circumstances of each request and the time reasonable necessary to provide a report or evaluation. Choice shall provide all pertinent information relating to each assignment as reasonably requested by Manor. Any and all recommendations, advise or evaluations shall, at the request of Choice, be embodied in a written report.

          Services Advisory Only. It is further understood and agreed between the parties that the services to be provided to Choice hereunder by Manor are consultative and advisory in nature only and that under no circumstances shall Manor be under any obligation to provide any day-to-day management services with respect to the operations of Choice.

          B. Compensation

          Annual Retainer. For and in consideration of the continued agreement of Manor to render consulting services to Choice as listed in Section A, Manor will be entitled to an annual retainer fee in the amount of $1,000,000 payable upon the Distribution Date and upon each annual anniversary thereof during the term of the Agreement.

          Out-of-Pocket Expenses. Choice will be responsible for the reimbursement to Manor of its reasonable out-of-pocket expenses incurred for travel, telephone, or like purposes. Reimbursement shall be made on a monthly basis upon receipt of an invoice describing the nature and amount of such expenses. Payment shall be made within ten (10) business days of receipt of an invoice.

          Limitation on Service. In no event will Manor be required to expend more than 2,500 employee-hours per year in providing consulting services hereunder.


          C. Choice's Responsibility; Agency, Best Efforts. Notwithstanding the consultation and advice to be rendered hereunder, it is understood that Manor will act in an advisory capacity only. Choice shall have no obligation to implement any recommendations or advice rendered by Manor. In performing its services hereunder, Manor shall be an independent contractor and neither party shall be an agent or representative of the other except as may be specifically authorized in advance in writing. Manor shall only be required to exert its reasonable best efforts to perform under this Agreement. In no event may any provision of this Agreement be construed as or otherwise constitute a guarantee by Manor that following any advice rendered by Manor under this Agreement will attain the stated business objective, it being recognized by the parties that Choice shall be fully responsible for the business and operations of Choice and that, in any event, intervening events over which neither party has any control may preclude the realization in whole or in part of Choice's objectives.

                                    EXHIBIT D

                           TRAVEL MANAGEMENT SERVICES

Travel Management Services. Manor shall provide Travel management services in accordance with Choice policy and procedures to the extent that they do not conflict with Manor procedures. Manor's preferred vendor programs shall be used unless otherwise stated below. Choice and Manor travel volumes shall be combined for the purpose of negotiating discounts and preferred services for air, car rental, corporate charge cards, and ground transportation. The scope of services includes:

Travel Policy and Procedures.

          Assistance in developing, updating, and communicating Choice travel policy and procedures.

Reservations and/or Ticketing.

          Reservations and/or ticketing for airline, rail, car rental and hotels. Availability of Manor negotiated rates and services for airlines and car rental (and hotel if so desired). Use of Choice preferred hotels and rates for Choice employees.

Travel Payment.

          Central Billings for airline charges, including reconciliation and downloading to the general ledger. Administration of Corporate Charge Card program.

Management Information Reports.

          Monthly Airfare Exception Report.
          Monthly Air Activity  by Department.
          Reports on demand for air, car rental, and hotel.

SERVICES NOT INCLUDED IN THE BASELINE TRAVEL MANAGEMENT SERVICES CHARGE

          Any services which are billed directly to Choice, such as, ground transportation and courier services.

Use and maintenance of Manor
          developed or new third party software, including, but not limited to, expense report processing, reservation processes, and management information reporting.

Fees.

A.        Usage Fees - Pass through of all third party charges

B. Activity Based Fees: percent (%) of transactions attributed to Choice times Net Expenses (defined as total travel services expenses minus revenue share/ rebates from preferred vendor contracts).

                                    EXHIBIT E

                                 REPRESENTATIVES


                  __________________________ - Manor

                  __________________________ - Choice